

July 25, 2013

Via Facsimile
D. Mark Bristow
Chief Executive Officer
Randgold Resources Limited
28 Halkett Street
3rd Floor, Unity Chambers
St. Helier, Jersey JE2 4WJ
Channel Islands

> **Re:     Randgold Resources Limited**
> **Form 20-F for the Year Ended December 31, 2012**
> **Filed March 29, 2013**
> **File No. 000-49888**

Dear Mr. Bristow:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2012
Notes to the Consolidated Financial Statements, page F-8
Note 2. Significant Accounting Policies, page F-8

Accounting for Gounkoto Non-Controlling Interest Priority Dividends, page F-16

1.  We note that you are accruing a liability payable to the non-controlling interest and an equivalent amount of receivable within trade and other receivables, as the priority dividend is deducted from future dividend payments.  Please explain to us the rationale of recording an asset at this time, explain the probable future economic benefits and the accounting guidance you are relying upon.  We refer you to the IFRS Conceptual Framework on recognition of assets.  In future filings, please add clarifying disclosure or modify your policy as necessary.

D. Mark Bristow
Randgold Resources Limited
July 25, 2013
Page 2

Note 3. Key Accounting Estimates and Judgments, page F-19

2.  We note your disclosure that in Mali the Tax on Value Added (TVA) owing is being offset
    against other tax owing to the State, as allowed for in the relevant mining conventions.
    Please further explain the amount, the timing and description of other taxes owed and
    accounting guidance in IFRS to support any right of offset.  Please clarify if you have a
    legally enforceable right to make or receive a single net payment and whether you intend to
    make or receive such a net payment or to recover the asset and settle the liability
    simultaneously.

Other

3.  We note you released the results of the quarter ended March 31, 2013 on your website
    on May 2, 2013; however, you have not furnished these results in a Form 6-K.  Please
    furnish the results in a Form 6-K or tell us why you do not believe you are required to
    do so.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jamie Kessel, Staff Accountant at (202) 551-3727 or Nasreen Mohammed, Assistant Chief Accountant at (202) 551-3773 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Mining